UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2025
Commission File Number: 001-41110
GRAB HOLDINGS LIMITED
3 Media Close, #01-03/06
Singapore 138498
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.   Form 20-F  ☒ Form 40-F  ☐

Announcement of Fourth Quarter and Full Year 2024 Results
On February 20, 2025 Singapore time, Grab Holdings Limited (“Grab”) announced its financial results for the fourth quarter and full year ended December 31, 2024. The announcement is furnished as Exhibit 99.1 to this Report on Form 6-K.
EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Grab Reports Fourth Quarter and Full Year 2024 Results

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAB HOLDINGS LIMITED

	By:	_/s/ Peter Oey__
Date: February 20, 2025		Name: Peter Oey
Title: Chief Financial Officer